Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

May 12, 2022

VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: WidFit, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 12, 2022

File No. 333-263379

Dear Sir or Madam:

On behalf of our client, WidFit Inc., a Nevada corporation (the “Company”), we hereby submit the information in this letter, on behalf of our client, the Company, in response to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 12, 2022. Amendment No. 3 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on May 12, 2022.

In response to the staff’s oral comment, the Company has filed an updated consent from its auditors.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

cc: Megan Akst

Kathleen Collins

Austin Pattan

Jeff Kauten

Securities and Exchange Commission

Shahira Wely

Widfit, Inc.